DBRS Credit Rating Performance Measurement Statistics

This Exhibit includes the 2016 DBRS transition and default rates for a 1-year, 3-year, and 10-year time period in each class of ratings for which DBRS is registered as an NRSRO through the most recent calendar year end.

Following the transition and default rates are: (1) descriptions of each symbol, number, or score in the rating scale used to denote a credit rating category and notches within a category for each class and subclass of credit ratings in the transition/default matrices, (2) an explanation of the conditions under which DBRS classifies obligors, securities, or money market instruments as being in default, and (3) the uniform resource locator (URL) of DBRS's corporate Internet website where the credit rating histories required to be disclosed pursuant to 17 CFR 17g-7(b) are located.

DBRS Limited & DBRS Inc.

Financial Institutions - 1-Year Transition and Default Rates (December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																										Other Outcomes During 12/31/2015-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA																													
AA (high)																													
AA	10			100%																									
AA (low)	11				100%																								
A (high)	12				8%	92%																							
A	9					11%	56%	22%																					11%
A (low)	18						17%	83%																					
BBB (high)	6								100%																				
BBB	4								50%	50%																			
BBB (low)	5									40%	60%																		
BB (high)	3										33%	67%																	
BB	3												67%																33%
BB (low)	1													100%															
B (high)																													
B	1															100%													
B (low)																													
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total	83																												

Financial Institutions - 3-Year Transition and Default Rates (December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																										Other Outcomes During 12/31/2013-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA																													
AA (high)																													
AA	11			91%	9%																								
AA (low)	13				62%	23%		8%																					8%
A (high)	13				8%	77%	8%																						8%
A	14					21%	43%	7%																					29%
A (low)	22						14%	64%	9%																				14%
BBB (high)	8							25%	38%																				38%
BBB	6								33%	33%																			33%
BBB (low)	7							14%	14%	14%	14%																14%		29%
BB (high)	1											100%																	
BB	3										33%	33%		33%															
BB (low)	2												100%																
B (high)	1																												100%
B																													
B (low)																													
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total	101																												

DBRS Limited & DBRS Inc.

Financial Institutions - 10-Year Transition and Default Rates (December 31, 2006 through December 31, 2016)

Credit Ratings as of 12/31/2006		Credit Ratings as of 12/31/2015 (Percent)																									Other Outcomes During 12/31/2006-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	3																											33%	67%
AA (high)	7				14%	29%	14%		14%																				29%
AA	25			48%	12%	4%	4%		8%	4%	4%																	4%	12%
AA (low)	18			6%	17%	28%	11%	6%																			6%		28%
A (high)	17				6%	24%	6%	6%	6%																		6%		47%
A	16					6%	25%	6%	6%																		13%	13%	31%
A (low)	12						8%	33%	8%	8%																			42%
BBB (high)	11							18%	9%																				73%
BBB	6							17%																			33%		50%
BBB (low)	5							20%			20%																		60%
BB (high)	3										33%	33%																	33%
BB	1																										100%		
BB (low)	1												100%														100%		
B (high)																													
B																													
B (low)																													
CCC (high)																													
CCC	1																												100%
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total	126																												

DBRS Limited & DBRS Inc.

Insurance Companies - 1-Year Transition and Default Rates (December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																									Other Outcomes During 12/31/2015 -12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA																													
AA (high)																													
AA	2			100%																									
AA (low)	5				80%	20%																							
A (high)	2					100%																							
A	4						100%																						
A (low)	2							100%																					
BBB (high)																													
BBB	3								33%	67%																			
BBB (low)																													
BB (high)																													
BB																													
BB (low)																													
B (high)																													
B																													
B (low)																													
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total	18																												

DBRS Limited & DBRS Inc.

Insurance Companies - 3-Year Transition and Default Rates (December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																									Other Outcomes During 12/31/2013 -12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA																													
AA (high)																													
AA	2			100%																									
AA (low)	5				60%	40%																							
A (high)	1					100%																							
A	1						100%																						
A (low)	1						100%																						
BBB (high)																													
BBB	2									100%																			
BBB (low)																													
BB (high)																													
BB																													
BB (low)																													
B (high)																													
B																													
B (low)																													
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total	12																												

DBRS Limited & DBRS Inc.

Insurance Companies - 10-Year Transition and Default Rates (December 31, 2006 through December 31, 2016)

Credit Ratings as of 12/31/2006		Credit Ratings as of 12/31/2016 (Percent)																									Other Outcomes During 12/31/2005-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA																													
AA (high)																													
AA	2			50%																									50%
AA (low)	1					100%																							
A (high)																													
A																													
A (low)	1						100%																						
BBB (high)																													
BBB	2									50%																			50%
BBB (low)																													
BB (high)	1									100%																			
BB																													
BB (low)																													
B (high)																													
B																													
B (low)																													
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total	7																												

DBRS Limited & DBRS Inc.

Corporate Issuers - 1-Year Transition and Default Rates (December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																									Other Outcomes During 12/31/2015 -12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA																													
AA (high)	1		100%																										
AA	6			83%	17%																								
AA (low)	3				100%																								
A (high)	11					91%	9%																						
A	35						91%	3%	3%																				3%
A (low)	41							78%	22%																				
BBB (high)	34								79%	12%																			9%
BBB	48									73%	15%																	2%	10%
BBB (low)	44									7%	84%																		9%
BB (high)	8											75%	13%																13%
BB	8												100%																
BB (low)	6													50%				17%											33%
B (high)	4														75%	25%													
B	10														20%	50%											10%		20%
B (low)	4																75%												25%
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total	263																												

DBRS Limited & DBRS Inc.

Corporate Issuers - 3-Year Transition and Default Rates (December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																								Other Outcomes During 12/31/2013-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA																													
AA (high)	1			100%																									
AA	5			60%	20%																								20%
AA (low)	5				80%	20%																							
A (high)	15					60%	7%																					33%	
A	33						88%	3%	6%																				3%
A (low)	52			4%			2%	54%	23%	10%		2%																	6%
BBB (high)	33								52%	12%	12%																	3%	21%
BBB	58								7%	55%	22%	2%		2%														2%	10%
BBB (low)	35									17%	74%	3%	3%																3%
BB (high)	11										9%	45%	9%			9%													27%
BB	10										10%		60%	10%				10%										10%	
BB (low)	3													33%		33%													33%
B (high)	10														20%	30%	10%										10%	10%	20%
B	7														29%	14%	29%										14%		14%
B (low)	2											50%				50%													
CCC (high)																													
CCC	1																										100%		
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total	281																												

DBRS Limited & DBRS Inc.

Corporate Issuers - 10-Year Transition and Default Rates (December 31, 2006 through December 31, 2016)

Credit Ratings as of 12/31/2006		Credit Ratings as of 12/31/2016 (Percent)																									Other Outcomes During 12/31/2006-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	5			20%	20%																							20%	40%
AA (high)	1						100%																						100%
AA	6			50%	17%																								33%
AA (low)	14				14%	14%		14%																				14%	43%
A (high)	30					17%	13%																					17%	53%
A	44						34%	9%	5%	2%	5%																	9%	36%
A (low)	85			1%			2%	19%	12%	4%	2%		1%															15%	44%
BBB (high)	84							2%	10%	7%	7%	1%															1%	10%	62%
BBB	58								5%	19%	5%		2%														2%	10%	57%
BBB (low)	38								5%	11%	16%	5%	3%															16%	45%
BB (high)	13										8%		8%			8%												8%	69%
BB	20									5%				5%		5%											15%	15%	55%
BB (low)	12										8%																17%	17%	58%
B (high)	8														13%												13%		75%
B	5									20%																	20%	20%	40%
B (low)	5									20%																	20%		60%
CCC (high)																													
CCC	2																										100%		
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C	1																												100%
C (low)																													
Total	431																												

DBRS Limited & DBRS Inc.

Sovereign Issuers - 1-Year Transition and Default Rates (December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																								Other Outcomes During 12/31/2015-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	5	100%																											
AA (high)																													
AA																													
AA (low)	1				100%																								
A (high)	2					50%	50%																						
A	2					50%	50%																						
A (low)																													
BBB (high)	2								100%																				
BBB	2									100%																			
BBB (low)	3										33%	33%	33%																
BB (high)																													
BB																													
BB (low)																													
B (high)																													
B																													
B (low)	1														100%														
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total	18																												

DBRS Limited & DBRS Inc.

Sovereign Issuers - 3-Year Transition and Default Rates (December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																								Other Outcomes During 12/31/2013-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	5	100%																											
AA (high)																													
AA																													
AA (low)	1				100%																								
A (high)	1						100%																						
A																													
A (low)	2					50%		50%																					
BBB (high)																													
BBB	4								50%	25%			25%																
BBB (low)	3									33%	33%	33%																	
BB (high)																													
BB																													
BB (low)																													
B (high)																													
B	1														100%														
B (low)																													
CCC (high)																													
CCC	1															100%													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total	18																												

DBRS Limited & DBRS Inc.

Sovereign Issuers - 10-Year Transition and Default Rates (December 31, 2006 through December 31, 2016)

Credit Ratings as of 12/31/2006		Credit Ratings as of 12/31/2016 (Percent)																								Other Outcomes During 12/31/2006-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	1	100%																											
AA (high)																													
AA																													
AA (low)																													
A (high)	1				100%																								
A																													
A (low)																													
BBB (high)																													
BBB	1								100%																				
BBB (low)																													
BB (high)	1									100%																			
BB	1												100%																
BB (low)																													
B (high)																													
B																													
B (low)																													
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total	5																												

DBRS Limited & DBRS Inc.

United States Public Finance - 1-Year Transition and Default Rates (December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																									Other Outcomes During 12/31/2015-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA																													
AA (high)																													
AA																													
AA (low)																													
A (high)																													
A																													
A (low)																													
BBB (high)	1								100%																				
BBB																													
BBB (low)																													
BB (high)																													
BB																													
BB (low)																													
B (high)																													
B																													
B (low)																													
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total	1																												

DBRS Limited & DBRS Inc.

United States Public Finance - 3-Year Transition and Default Rates (December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																								Other Outcomes During 12/31/2013-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA																													
AA (high)																													
AA																													
AA (low)																													
A (high)																													
A																													
A (low)																													
BBB (high)																													
BBB																													
BBB (low)																													
BB (high)																													
BB																													
BB (low)																													
B (high)		DBRS has not been determining credit ratings in the applicable class for the length of time necessary to produce a 3-year Transition/Default Matrix.																											
B																													
B (low)																													
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total																													

DBRS Limited & DBRS Inc.

United States Public Finance - 10-Year Transition and Default Rates (December 31, 2006 through December 31, 2016)

Credit Ratings as of 12/31/2006		Credit Ratings as of 12/31/2016 (Percent)																									Other Outcomes During 12/31/2006-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA																													
AA (high)																													
AA																													
AA (low)																													
A (high)																													
A																													
A (low)																													
BBB (high)																													
BBB																													
BBB (low)																													
BB (high)																													
BB																													
BB (low)																													
B (high)						DBRS has not been determining credit ratings in the applicable class for the length of time necessary to produce a 10-year Transition/Default Matrix.																							
B																													
B (low)																													
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total																													

DBRS Limited & DBRS Inc.

International Public Finance - 1-Year Transition and Default Rates (December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																									Other Outcomes During 12/31/2015-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	9	89%	11%																										
AA (high)	3		100%																										
AA	8			75%	13%																								13%
AA (low)	5				80%	20%																							
A (high)	10					100%																							
A	13						77%	15%																					8%
A (low)	13							85%	8%																				8%
BBB (high)	4								50%	50%																			
BBB	3									100%																			
BBB (low)	1										100%																		
BB (high)																													
BB																													
BB (low)																													
B (high)																													
B																													
B (low)																													
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total	69																												

DBRS Limited & DBRS Inc.

International Public Finance - 3-Year Transition and Default Rates (December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																									Other Outcomes During 12/31/2013-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	7	86%	14%																										
AA (high)	3		100%																										
AA	9			67%	11%																								22%
AA (low)	5				80%	20%																							
A (high)	11					91%																							9%
A	14						71%	21%																					7%
A (low)	10							80%	10%	10%																			
BBB (high)	6								50%	50%																			
BBB																													
BBB (low)	1										100%																		
BB (high)																													
BB																													
BB (low)																													
B (high)																													
B																													
B (low)																													
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total	66																												

DBRS Limited & DBRS Inc.

International Public Finance - 10-Year Transition and Default Rates (December 31, 2006 through December 31, 2016)

Credit Ratings as of 12/31/2006		Credit Ratings as of 12/31/2016 (Percent)																									Other Outcomes During 12/31/2006-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	5	80%	20%																										
AA (high)	2		50%	50%																									
AA	9		11%	44%	33%																								11%
AA (low)	6			17%	33%	33%																							17%
A (high)	12					58%	25%																						17%
A	6					17%	33%	17%																				17%	17%
A (low)	5						20%	60%																					20%
BBB (high)	4							25%	25%	25%																		25%	
BBB																													
BBB (low)																													
BB (high)																													
BB																													
BB (low)																													
B (high)																													
B																													
B (low)																													
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total	49																												

Structured Finance - RMBS - One Year Transition and Default Rates

December 31, 2015 through December 31, 2016

Credit Ratings as of 12/31/2015		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	2705	95%																						5%	
AA(high)	236	42%	58%																						
AA	497	33%	8%	55%																				3%	1%
AA(low)	33	36%	6%	24%	33%																				
A(high)	26	31%	8%	38%		23%																			
A	421	7%		17%		12%	60%																	4%	1%
A(low)	14	14%			7%		29%	50%																	
BBB(high)	18	6%				11%	50%		22%															11%	
BBB	385	2%		3%	1%		25%	1%	2%	64%														1%	
BBB(low)	19			11%			5%	5%	16%	5%	53%													5%	
BB(high)	18		6%		6%				33%	33%	6%	11%			6%										
BB	89	1%					6%	1%	9%	43%	3%	13%	20%										3%		
BB(low)	12							8%			33%	17%		42%											
B(high)	9											11%	11%		78%										
B	94							2%		4%	3%	14%	31%	11%		34%								1%	
B(low)	1																100%								
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	648													1%	1%	6%						92%			
Total	5225																								

Structured Finance - RMBS - Three Year Transition and Default Rates

December 31, 2013 through December 31, 2016

Credit Ratings as of 12/31/2013		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	1674	62%																						38%	
AA(high)	46	57%	30%																					13%	
AA	565	52%	14%	14%																				19%	
AA(low)	19	42%		32%	5%																			21%	
A(high)	35	54%	14%	20%		3%																		9%	
A	562	32%	4%	22%	1%		24%	1%															1%	15%	
A(low)	17	29%	12%	35%	12%					6%														6%	
BBB(high)	14	50%		14%		7%				7%						7%								14%	
BBB	168	29%	1%	15%		1%	7%	1%		11%	4%	1%	1%			3%							3%	25%	
BBB(low)	9	33%	11%										11%		11%								11%	22%	
BB(high)	17	59%	6%			6%	12%		12%														6%		
BB	72	17%	1%	6%	1%	6%	4%	3%	12%	7%	1%	1%	10%		4%							1%	6%	19%	
BB(low)	8	38%			12%				12%					25%		12%									
B(high)	0																								
B	78	12%		3%	3%		17%	1%	3%	5%	6%	1%	6%	1%	1%	10%	1%					13%	9%	8%	
B(low)	4																						100%		
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	996	1%					1%	1%		3%	1%	2%	3%	2%	1%	5%						59%	18%	4%	
Total	4284																								

Structured Finance - RMBS - Ten Year Transition and Default Rates

December 31, 2006 through December 31, 2016

Credit Ratings as of 12/31/2006		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2006 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	1499	5%					1%			1%	1%	1%	1%	1%		2%						14%	27%	42%	3%
AA(high)	199	8%		2%	1%	1%	2%			4%			4%	1%	1%	3%						11%	51%	15%	
AA	255	7%		2%			2%			2%			2%	1%		3%						12%	58%	10%	1%
AA(low)	150	5%		1%			3%	1%		1%			1%	1%		2%						9%	73%	4%	
A(high)	180					1%	1%			2%	1%	1%	2%	1%		2%						13%	76%	3%	
A	243									1%			1%			2%						9%	75%	9%	2%
A(low)	244																					9%	81%	9%	
BBB(high)	212																					6%	93%	1%	
BBB	248																					3%	86%	10%	
BBB(low)	246																					2%	93%	6%	
BB(high)	139																						94%	6%	
BB	92																					1%	87%	12%	
BB(low)	14																						79%	21%	
B(high)	10																						90%	10%	
B	49																					2%	84%	14%	
B(low)	5																						60%	40%	
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	2																						100%		
Total	3787																								

Structured Finance - CMBS - One Year Transition and Default Rates

December 31, 2015 through December 31, 2016

Credit Ratings as of 12/31/2015		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	1382	92%																						6%	2%
AA(high)	19	26%	47%																					26%	
AA	97	13%	4%	73%																				8%	1%
AA(low)	85	11%	1%	2%	80%																			5%	1%
A(high)	48	4%		4%	6%	62%					2%													19%	2%
A	94	2%		2%	1%	12%	77%																	4%	2%
A(low)	128	3%		1%		3%	2%	85%																5%	
BBB(high)	37	11%				5%	5%	5%	57%															16%	
BBB	77	5%				5%		3%		75%														10%	1%
BBB(low)	164	1%					2%	1%		5%	87%													4%	1%
BB(high)	26	4%			4%				4%		4%	65%			4%									15%	
BB	87	1%					1%				1%	2%	90%				1%							2%	1%
BB(low)	66	2%									2%		5%	88%					2%					3%	
B(high)	28			4%										4%	82%				4%					7%	
B	78						3%					1%		1%	1%	87%			1%					4%	1%
B(low)	59										2%	2%					88%					2%		7%	
CCC(high)	1													100%											
CCC	27												4%			7%	4%		59%			15%	4%	7%	
CCC(low)	0																								
CC	0																								
C	16																					62%	38%		
Total	2519																								

Structured Finance - CMBS - Three Year Transition and Default Rates

December 31, 2013 through December 31, 2016

Credit Ratings as of 12/31/2013		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	799	70%		1%																				29%	
AA(high)	15	27%	13%																					60%	
AA	68	31%	7%	38%																				24%	
AA(low)	35	20%	3%	6%	43%																			29%	
A(high)	28	4%			4%	50%																		39%	4%
A	78	6%		4%	5%	17%	44%				1%													22%	1%
A(low)	41	12%		2%		5%	5%	49%																27%	
BBB(high)	38	13%		3%		3%	8%	3%	39%															29%	3%
BBB	61	5%		2%		10%		7%	2%	46%												2%		28%	
BBB(low)	87	3%					3%	1%	2%	8%	57%	1%												23%	
BB(high)	24	8%					4%		4%	8%		33%			4%									38%	
BB	52	6%					2%	2%		2%	4%	6%	63%				2%							12%	2%
BB(low)	35	6%								3%	6%		9%	26%	3%				11%			3%		34%	
B(high)	22	5%		9%								5%		5%	41%				5%					32%	
B	56	4%					5%	2%				2%	4%	4%	4%	52%			7%				2%	16%	
B(low)	35				3%	3%				3%	3%	3%	3%	3%		3%	40%		6%			9%	3%	20%	
CCC(high)	1													100%											
CCC	28					4%						4%	4%			7%	7%		29%			14%	14%	7%	11%
CCC(low)	0																								
CC	0																								
C	34																					18%	18%		65%
Total	1537																								

Structured Finance - CMBS - Ten Year Transition and Default Rates

December 31, 2006 through December 31, 2016

Credit Ratings as of 12/31/2006		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2006 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	294	15%						1%																81%	3%
AA(high)	11																							100%	
AA	44	11%		7%					2%			5%												66%	9%
AA(low)	20	10%			5%	5%								5%		5%						5%		65%	
A(high)	9																							100%	
A	47	11%	2%	2%			6%	2%														2%	2%	60%	13%
A(low)	23	13%						4%					4%									4%	4%	61%	9%
BBB(high)	25	12%							4%				4%									4%	4%	60%	12%
BBB	53	11%		2%				2%		4%												4%	4%	64%	9%
BBB(low)	46	11%		2%		2%	2%			2%	2%												2%	61%	15%
BB(high)	40	10%					5%		5%		3%												3%	57%	17%
BB	44	5%						2%		7%	2%		5%						2%					52%	25%
BB(low)	40	7%				3%		3%			3%	3%	5%	3%	3%									45%	28%
B(high)	31	3%		6%		3%						3%	3%	3%	3%		10%							39%	26%
B	43	2%			2%		5%					2%		2%	5%	2%			5%			2%		47%	26%
B(low)	41				2%			2%		2%	2%			2%		5%	7%		2%			2%		41%	29%
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	0																								
Total	811																								

Structured Finance - CLO - One Year Transition and Default Rates

December 31, 2015 through December 31, 2016

Credit Ratings as of 12/31/2015		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	9	44%																						56%	
AA(high)	1		100%																						
AA	23	13%		57%																				30%	
AA(low)	0																								
A(high)	1					100%																			
A	7						71%																	29%	
A(low)	1																							100%	
BBB(high)	0																								
BBB	6									50%														50%	
BBB(low)	1										100%														
BB(high)	0																								
BB	5												60%											20%	20%
BB(low)	0																								
B(high)	0																								
B	1																100%								
B(low)	1																100%								
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	0																								
Total	56																								

Structured Finance - CLO - Three Year Transition and Default Rates

December 31, 2013 through December 31, 2016

Credit Ratings as of 12/31/2013		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	8	12%																						62%	25%
AA(high)	3																							100%	
AA	5			20%																				80%	
AA(low)	1																							100%	
A(high)	1		100%																						
A	2																							100%	
A(low)	1																							100%	
BBB(high)	0																								
BBB	2																							100%	
BBB(low)	0																								
BB(high)	2					50%																		50%	
BB	2																							50%	50%
BB(low)	0																								
B(high)	2										50%													50%	
B	1																								100%
B(low)	0																								
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	0																								
Total	30																								

Structured Finance - CLO - Ten Year Transition and Default Rates

December 31, 2006 through December 31, 2016

Credit Ratings as of 12/31/2006		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2006 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	0																								
AA(high)	0																								
AA	0																								
AA(low)	0																								
A(high)	0																								
A	0																								
A(low)	0																								
BBB(high)	0																								
BBB	0																								
BBB(low)	0																								
BB(high)	0					DBRS has not been determining credit ratings in the applicable class for the length of time necessary to produce a 10-year Transition/Default Matrix.																			
BB	0																								
BB(low)	0																								
B(high)	0																								
B	0																								
B(low)	0																								
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	0																								
Total	0																								

Structured Finance - CDO - One Year Transition and Default Rates

December 31, 2015 through December 31, 2016

Credit Ratings as of 12/31/2015		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	25	92%																						8%	
AA(high)	3		100%																						
AA	10	20%		70%																				10%	
AA(low)	3				67%																			33%	
A(high)	3				33%	67%																			
A	5			20%		20%	60%																		
A(low)	63		17%	22%				60%																	
BBB(high)	0																								
BBB	13								8%	92%															
BBB(low)	16									6%	94%														
BB(high)	5											100%													
BB	5												100%												
BB(low)	1											100%													
B(high)	0																								
B	0																								
B(low)	0																								
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	1																				100%				
C	5																					100%			
Total	158																								

Structured Finance - CDO - Three Year Transition and Default Rates

December 31, 2013 through December 31, 2016

Credit Ratings as of 12/31/2013		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	33	42%																						48%	9%
AA(high)	12																							92%	8%
AA	23	35%	4%	13%																				48%	
AA(low)	6		17%		17%																			67%	
A(high)	1	100%																							
A	6		17%	33%	17%																			33%	
A(low)	40		12%	23%			3%	53%																7%	3%
BBB(high)	0																								
BBB	12			8%	8%					83%															
BBB(low)	20					10%				5%	70%	5%	10%												
BB(high)	8									25%		50%	12%												12%
BB	3												67%												33%
BB(low)	0																								
B(high)	0																								
B	1																							100%	
B(low)	0																								
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	1																				100%				
C	6																					83%		17%	
Total	172																								

Structured Finance - CDO - Ten Year Transition and Default Rates

December 31, 2006 through December 31, 2016

Credit Ratings as of 12/31/2006		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2006 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	57																				2%	7%		33%	58%
AA(high)	0																								
AA	17																					6%		24%	71%
AA(low)	2																							50%	50%
A(high)	0																								
A	8																							12%	88%
A(low)	1																							100%	
BBB(high)	1																							100%	
BBB	5									40%														20%	40%
BBB(low)	1																							100%	
BB(high)	0																								
BB	0																								
BB(low)	0																								
B(high)	0																								
B	0																								
B(low)	0																								
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	0																								
Total	92																								

Structured Finance - ABCP - One Year Transition and Default Rates

December 31, 2015 through December 31, 2016

Credit Ratings as of 12/31/2015		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	10	60%																						40%	
AA(high)	1		100%																						
AA	38			68%																				18%	13%
AA(low)	3				33%																			67%	
A(high)	0																								
A	12			17%			67%																	17%	
A(low)	5							100%																	
BBB(high)	0																								
BBB	2									50%															50%
BBB(low)	0																								
BB(high)	0																								
BB	1												100%												
BB(low)	0																								
B(high)	0																								
B	1															100%									
B(low)	0																								
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	0																								
Total	73																								

Structured Finance - ABCP - Three Year Transition and Default Rates

December 31, 2013 through December 31, 2016

Credit Ratings as of 12/31/2013		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	3	33%																						67%	
AA(high)	2		50%																					50%	
AA	43	2%		28%			2%																	42%	26%
AA(low)	4			25%																				75%	
A(high)	1																							100%	
A	8						38%																	62%	
A(low)	5			20%				60%																20%	
BBB(high)	0																								
BBB	2									50%															50%
BBB(low)	0																								
BB(high)	1																							100%	
BB	1												100%												
BB(low)	0																								
B(high)	0																								
B	1															100%									
B(low)	0																								
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	0																								
Total	71																								

Structured Finance - ABCP - Ten Year Transition and Default Rates

December 31, 2006 through December 31, 2016

Credit Ratings as of 12/31/2006		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2006 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	17																							29%	71%
AA(high)	0																								
AA	6																								100%
AA(low)	0																								
A(high)	0																								
A	21																							71%	29%
A(low)	0																								
BBB(high)	1																							100%	
BBB	4																							50%	50%
BBB(low)	0																								
BB(high)	0				DBRS has not been determining credit ratings in the applicable class for the length of time necessary to produce a 10-year Transition/Default Matrix.																				
BB	0																								
BB(low)	0																								
B(high)	0																								
B	0																								
B(low)	0																								
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	0																								
Total	49																								

Structured Finance - Other ABS - One Year Transition and Default Rates

December 31, 2015 through December 31, 2016

Credit Ratings as of 12/31/2015		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	445	80%																						20%	
AA(high)	25	40%	44%																					16%	
AA	120	12%	5%	57%																				25%	
AA(low)	11	9%		27%	64%																				
A(high)	61	7%	8%	5%		67%																		13%	
A	177	4%	3%	10%	2%	8%	56%																	16%	
A(low)	14	14%				14%	7%	64%																	
BBB(high)	32			3%	3%	6%		3%	62%															22%	
BBB	140	1%	1%		1%	2%	6%	1%	6%	66%														14%	
BBB(low)	20						5%	10%		5%	70%													5%	5%
BB(high)	9					11%			11%		22%	33%												22%	
BB	49						2%			4%	2%	10%	71%											10%	
BB(low)	5										40%		20%	40%											
B(high)	1														100%										
B	10														10%	90%									
B(low)	2																							100%	
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	1																							100%	
Total	1122																								

Structured Finance - Other ABS - Three Year Transition and Default Rates

December 31, 2013 through December 31, 2016

Credit Ratings as of 12/31/2013		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	370	36%																						63%	1%
AA(high)	16	19%	31%																					50%	
AA	107	13%		19%																				67%	1%
AA(low)	1																								100%
A(high)	28	11%	7%			36%																		46%	
A	121	12%	1%	7%	1%	3%	21%																	54%	1%
A(low)	8							88%																12%	
BBB(high)	35		3%	6%		23%			17%															51%	
BBB	107	6%	1%	2%	2%	3%	6%			27%														54%	
BBB(low)	9					11%		11%			67%													11%	
BB(high)	11						9%		9%			9%												73%	
BB	36						6%	3%		6%	3%	6%	25%											53%	
BB(low)	2										100%														
B(high)	0																								
B	1															100%									
B(low)	3																							100%	
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	2																							100%	
Total	857																								

Structured Finance - Other ABS - Ten Year Transition and Default Rates

December 31, 2006 through December 31, 2016

Credit Ratings as of 12/31/2006		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2006 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	281	9%																						88%	3%
AA(high)	0																								
AA	21																							19%	81%
AA(low)	2																							50%	50%
A(high)	11																							100%	
A	83			1%			7%																	87%	5%
A(low)	5																							80%	20%
BBB(high)	7																							100%	
BBB	52																							96%	4%
BBB(low)	0																								
BB(high)	2																							100%	
BB	5																							100%	
BB(low)	0																								
B(high)	0																								
B	0																								
B(low)	0																								
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	0																								
Total	469																								

Structured Finance - Other Structured Finance - One Year Transition and Default Rates

December 31, 2015 through December 31, 2016

Credit Ratings as of 12/31/2015		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	20	85%																						15%	
AA(high)	0																								
AA	5			60%																				20%	20%
AA(low)	2				100%																				
A(high)	0																								
A	33				3%		76%																	18%	3%
A(low)	8							100%																	
BBB(high)	7							14%	86%																
BBB	25							4%		92%														4%	
BBB(low)	4										100%														
BB(high)	1											100%													
BB	6												83%											17%	
BB(low)	0																								
B(high)	0																								
B	0																								
B(low)	0																								
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	0																								
Total	111																								

Other Structured Finance contains: Insurance Premium Finance, Structured Settlements, Timeshare Loans, Healthcare Receivables, Marine Container Leases, Film Rights, Property Assessed Clean Energy (PACE) Assessments and Aircraft Leases

Structured Finance - Other Structured Finance - Three Year Transition and Default Rates

December 31, 2013 through December 31, 2016

Credit Ratings as of 12/31/2013		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	15	67%																						27%	7%
AA(high)	0																								
AA	4			25%																				75%	
AA(low)	1				100%																				
A(high)	0																								
A	20				5%		50%																	35%	10%
A(low)	5							100%																	
BBB(high)	5								60%															20%	20%
BBB	17							6%		47%														41%	6%
BBB(low)	0																								
BB(high)	0																								
BB	1																							100%	
BB(low)	0																								
B(high)	0																								
B	0																								
B(low)	0																								
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	0																								
Total	68																								

Other Structured Finance contains: Insurance Premium Finance, Structured Settlements, Timeshare Loans, Healthcare Receivables, Marine Container Leases, Film Rights, Property Assessed Clean Energy (PACE) Assessments and Aircraft Leases

Structured Finance - Other Structured Finance - Ten Year Transition and Default Rates

December 31, 2006 through December 31, 2016

Credit Ratings as of 12/31/2006		Credit Ratings of 31 December 2016 (Percent)																					Other Outcomes During 12/31/2006 - 12/31/2016		
Rating	Number	AAA	AA(high)	AA	AA(low)	A(high)	A	A(low)	BBB(high)	BBB	BBB(low)	BB(high)	BB	BB(low)	B(high)	B	B(low)	CCC(high)	CCC	CCC(low)	CC	C	Default	Paid Off	Withdrawn-Other
AAA	11																							100%	
AA(high)	0																								
AA	1																							100%	
AA(low)	0																								
A(high)	1																							100%	
A	5						20%																	80%	
A(low)	0																								
BBB(high)	0																								
BBB	4																							75%	25%
BBB(low)	0																								
BB(high)	0																								
BB	0																								
BB(low)	0																								
B(high)	0																								
B	0																								
B(low)	0																								
CCC(high)	0																								
CCC	0																								
CCC(low)	0																								
CC	0																								
C	0																								
Total	22																								

Other Structured Finance contains: Insurance Premium Finance, Structured Settlements, Timeshare Loans, Healthcare Receivables, Marine Container Leases, Film Rights, Property Assessed Clean Energy (PACE) Assessments and Aircraft Leases

Categories and notches within a category for each class and subclass of credit ratings in DBRS's Transition/Default Matrix:

All rating categories below, other than AAA and D, also contain subcategories "(high)" and "(low)". The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category. Subcategory "(high)" reflects a lower risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligations has been issued, while subcategory "(low)" reflects a higher risk.

AAA
Highest credit quality. The capacity for the payment of financial obligations is exceptionally high and unlikely to be adversely affected by future events.

AA
Superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from AAA only to a small degree. Unlikely to be significantly vulnerable to future events.

A
Good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. May be vulnerable to future events, but qualifying negative factors are considered manageable.

BBB
Adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

BB
Speculative, non-investment grade credit quality. The capacity for the payment of financial obligations is uncertain. Vulnerable to future events.

B
Highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet financial obligations.

CCC / CC / C
Very highly speculative credit quality. In danger of defaulting on financial obligations. There is little difference between these three categories, although CC and C ratings are normally applied to obligations that are seen as highly likely to default, or subordinated

to obligations rated in the CCC to B range. Obligations in respect of which default has not technically taken place but is considered inevitable may be rated in the C category.

D
When the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods, a downgrade to D may occur. DBRS may also use SD (Selective Default) in cases where only some securities are impacted, such as the case of a "distressed exchange".

Conditions under which DBRS classifies obligors, securities, or money market instruments as being in default:

DBRS issues a default rating when:

- The issuer has filed under any applicable bankruptcy, insolvency or winding up statute.
- There is failure to pay or satisfy an obligation (subject to applicable grace periods and/or waiver of such failure) in accordance with the underlying transaction documents and DBRS believes that this default will subsequently be general in nature and include all obligations.
- Independent of the issuer rating, securities described as a "Distressed Exchange" are downgraded to 'D'.
- DBRS also reserves the right to downgrade ratings to 'D' when it believes that a general default is imminent and unavoidable, although this is a less frequent and a more subjective decision.

The preceding categories and subcategories are publicly available at:

http://www.dbrs.com/research/236754/long-term-obligations-rating-scale.pdf

For completeness, all of DBRS's rating scales are publicly available at:

http://www.dbrs.com/ratingPolicies/list/name/rating+scales

URL Page:

Please note that the uniform resource locator (URL) of the DBRS website which provides the credit rating histories required to be disclosed pursuant to 17 CFR 17g-7(b) is:

http://dbrs.com/about/ratingHistory